Morgan Stanley Tangible Asset  Fund L.P.

March 1998
Monthly Report

Morgan Stanley Tangible Asset fund L.P.
Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded. Also provided is the inception-to-date return for the Fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

     Year           Return
     1998 (3 months)                      -4.6%

Inception-to-Date Return:                      -4.6%

Demeter Management Corporation
Two World Trade Center, 62nd Floor
New York, NY  10048
Telephone (212) 392-8899

Morgan Stanley Tangible Asset Fund L.P.
Monthly Report
March 1998

Dear Limited Partner:

This report summarizes the performance and trading activity for the Morgan Stanley Tangible Asset Fund L.P. during
March. The Net Asset Value per Unit as of March 31, 1998 was 9.54, up 0.11% for the month.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two
World Trade Center, 62nd Floor, New York, NY 10048, or your
Dean Witter Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

Mark J. Hawley
President
Demeter Management Corporation
General Partner

Morgan Stanley Tangible Asset Fund L.P.
Monthly Report of the Trading Manager
March 1998

Natural gas, copper and sugar contributed to the positive results for the month. Despite its light usage this winter, natural gas moved higher in anticipation of a warm summer and the related increase in electric utility demand. Copper rose as robust demand in North America and Europe coupled with strong buying by China in response to increased spending on infrastructure improvements, caused stockpiles to move lower at a time when many producers have been forced to shutdown high-cost mines and delay expansion plans.
Sugar moved higher on weather related concerns on crops in Brazil, China and Cuba.

With its news commanding the center stage for much of the month, it may be surprising to some that the energy sector did not contribute to the positive results in March. Until recently, supply and demand fundamentals, which began to deteriorate at the end of October 1997, have offered little sign of relieving the dramatic price declines experienced by the petroleum sector. Importantly, as we mentioned in our shareholder letter last month, the economic implications of low prices create conditions which result in upward price pressure as producers and consumers begin to adjust their behavior in response to this growing disequilibrium (in this case, one of supply overshadowing demand).

The confluence of events, which included concerns over the fallout of the currency crisis developing Asia, abnormally warm temperatures in much of the U.S. and Europe during the winter heating season, the decision of OPEC in late 1997 to increase production by 10% and the decision by the United Nations to allow Iraq to more than double its sale of oil for humanitarian purposes, began to take its toll on producers this month. In response to the dramatically lower prices, both OPEC and certain non-OPECC countries announced intentions to cut global supply/demand balance and end the six-month price slump. The market rallied quickly, providing confirmation that such cuts were the type of action necessary to unwind the "supply overhang". However, the market adopted a more cautious tone as time went on and is now looking for actual production cuts to support the words of the world's key producer before offering price stability at higher levels. The significance of the production reduction announcement was sufficient to reverse most of the weakness experienced earlier in the month, with crude oil and refine products, however, still finishing March 1% to 2% lower in price than they were at the start of the month.



Morgan Stanley Commodities Management, Inc.

Note: Investors are cautioned that past results are not necessarily indicative of future results.

Morgan Stanley Tangible Fund L.P.
Statement of Operations
For the Month Ended March 31, 1998
(Unaudited)
                                     Percent of February 28,
1998
                         Amount      Net Asset Value
                         $           %
REVENUES
Trading Profit (Loss):
  Realized               (1,091,479) (3.25)
  Net change in unrealized            1,208,852    3.60

  Total Trading Results     117,373     .35

Interest Income (DWR.)      121,113     .36

  Total Revenues            238,486    .71

EXPENSES
Brokerage fee (DWR/MS)      102,169    .31
Management fee (MSCM)         69,979   .21
Service fee (Demeter)         27,991   .08

  Total Expenses           200,139     .60

NET INCOME                   38,347    .11












Statement of Changes in Net Asset Value
For the Month Ended March 31, 1998
(Unaudited)
Percent of
February  28, 1998
                         Amount      Per Unit
Net Asset Value
                         $           $
$
Subscriptions
February 28, 1998
(3,523,831.065 Units)    33,589,771  9.53
100.00

Net Income                      38,347              .01
 .11

Subscriptions
(564,568.066 Units)        5,385,979 9.54
16.04

Net Asset Value
March  31, 1998
(4,088,399.131 Units)    39,014,097  9.54
116.15




The accompanying notes are an integral part of these financial statements.










Morgan Stanley Tangible Asset Fund L.P.
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Tangible Asset Fund L.P. (the "Partnership") is a limited partnership organized to engage primarily in speculative trading of futures contracts in metals, energy and agricultural markets. The general partner for the Partnership is Demeter Management Corporation ("Demeter"). The commodity brokers are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL") the "Commodity Brokers". The trading advisor is Morgan Stanley Commodities Management, Inc. ("MSCM"). MSCM, the commodity brokers and Demeter are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.("MSDW").

Demeter is required to maintain a 1% minimum interest in the equity of the Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - MS & Co. will credit the Partnership at each month-end with interest income as if 80% of the Partnership's average daily Net Assets for the month were invested at a rate based on U.S. Treasury Bills. For purpose of such interest payments, Net Assets do not include monies due to the Partnership on or with respect to futures interests but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs -
Brokerage fees are accrued at a monthly rate of 1/12 of 3.65% of the Net Assets, as defined, as of the first day of each month(a 3.65% annual rate). Such fees are for all costs of executing trades by the Partnership, including exchange fees, clearing house fees, NFA fees, "give-ups" or transfer fees and any costs associated with taking delivery of commodities.

Service Fee - The Partnership will pay Demeter a monthly service fee equal to 1/12 of 1% per month (a 1% annual rate) of the Partnership's Net Assets, as defined, as of the first day of each month.

Operating Expenses - The Partnership incurs monthly management fees and may incur incentive fees as described in
Note 2.  All administrative expenses are borne by Demeter.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemption of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Offering of Units - Additional units of limited partnership interest are being offered to the public at a price equal to 100% of the net asset value as of the close of business on the last day of the month immediately preceding the closings currently scheduled for April 1, 1998.

Morgan Stanley Tangible Asset Fund L.P.
Notes to Financial Statements-(Continued)

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit effective as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units may be redeemed as of the end of any month upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the last day of the eleventh month after such Units were purchased will be subject to a redemption charge to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the eleventh month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value per Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. Limited Partners who obtained their units via an exchange from another DWR sponsored commodity pool are not subject to the six month holding period or the redemption charges.

Dissolution of the Partnership - The Partnership will terminate on December 31, 2027 or at an earlier date if certain conditions occur as defined in the Partnership's
Limited Partnership Agreement.

2.  Related Party Transactions

The Partnership pays brokerage commissions to the Commodity Brokers and a service fee to Demeter as described in Note 1. The Partnership's cash is on deposit with MS & Co. and MSIL in commodity trading accounts to meet margin requirements as needed. MS & Co. pays interest on these funds as described in Note 1.

Compensation to the Trading Advisor by the Partnership consists of a management fee and an incentive fee as follows:

Management Fee - The management fee is accrued at the rate of 5/24 of 1% of the Net Assets on the first day of each month (a 2.5% annual rate).

Incentive Fee - The Partnership will pay an annual incentive fee equal to 20% of the "Trading Profits" as defined as of the end of each calendar year. Such incentive fee is accrued in each month in which "Trading Profits" occur. In those months in which trading profits are negative, previous accruals, if any, during the incentive period will be reduced. Any accrued incentive fees with respect to Units redeemed at the end of a month that is not the end of a calendar year will be deducted and paid to the Trading Advisor at the time of such redemption.

3.  Legal Matters

On September 6, 10, and 20, 1996 and on March 13, 1997, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by Dean Witter Reynolds ("DWR"). Named defendants include DWR, Demeter, Dean Witter Futures & Currency Management Inc., MSDW (all such parties referred to hereafter as the "Dean Witter Parties"), certain limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors to those pools. On June 16, 1997, the plaintiffs in the above actions filed a consolidated amended complaint. Similar purported class actions were also filed on September 18 and 20, 1996, in the Supreme Court of the State of New York, New York County, and on November 14, 1996 in the Superior Court of the State of Delaware, New Castle County against the Dean Witter Parties and certain trading advisors on behalf of all purchasers of interests in various limited partnership commodity pools sold by DWR. Generally, these complaints allege, among other things, that the defendants committed fraud, deceit, misrepresentation, breach of fiduciary duty, fraudulent and unfair

Morgan Stanley Tangible Asset Fund L.P.
Notes to Financial Statements-(Concluded)




business practices, unjust enrichment, and conversion in connection with the sale and operation of the various limited partnership commodity pools. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties.